SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  Schedule 13G

                                 (Rule 13D-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                                Exactis.com, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   30064G 10 4
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[   ]    Rule 13-d1(c)
[X]      Rule 13-d1(d)


---------------------

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 7 Pages

CUSIP No.    30064G 10 4                13G          Page 2 of 7 Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Centennial Fund IV, L.P. (84-1240398)


    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a)

                                (b)



    3       SEC USE ONLY



    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                              2,237,789

            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                               -0-

                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                            2,237,789


               PERSON                     8     SHARED DISPOSITIVE POWER

                WITH                                 -0-

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,237,789

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            18.4%

    12      TYPE OF REPORTING PERSON*

            PN


                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   30064G 10- 4           13G               Page 3 of 7 Pages


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Centennial Holdings IV, L.P. (84-1240397)

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                               (a)
                               (b)

    3       SEC USE ONLY



    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

             NUMBER OF                   5     SOLE VOTING POWER

               SHARES                              2,237,789

           BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                                -0-

                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                            2,237,789


               PERSON                     8     SHARED DISPOSITIVE POWER

                WITH                                  -0-


    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,237,789

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            18.4%

  12      TYPE OF REPORTING PERSON*

            PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            Exactis.com, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            707 17th Street, Suite 2850, Denver, CO  80202

Item 2(a).  Name(s) of Person(s) Filing:

         This Statement is filed by Centennial Fund IV, L.P., a Delaware limited partnership ("Fund IV"), by virtue of its direct beneficial ownership of the Issuer's common stock (the "Shares"), and by Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"), by virtue of being the sole general partner of Fund IV. Steven C. Halstedt, Jeffrey
         H. Schutz, Adam Goldman, Donald H. Parsons, Jr., and David C. Hull, Jr. are the sole general partners of Holdings IV (the "Individual Partners"). By virtue of the relationships described above and their roles with Fund IV and Holdings IV, each of the Individual Partners may be deemed to control Fund IV and Holdings IV and may be deemed to possess indirect beneficial ownership of the Shares held by Fund IV. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund IV, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Fund IV.


Item 2(b).  Address of Principal Business Office or, if None, Residence

            1428 Fifteenth Street, Denver, Colorado 80202

Item 2(c).  Citizenship:

            Delaware

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            30064G 10 4

Item 3.  If this  statement  is  filed  pursuant  to  Rules  13d-1(b)  or
            13d-2(b), check whether the person filing is a:

         (a) Broker or dealer  registered  under Section 15 of the Act,
         (b) Bank as defined in Section  3(a)(6)  of the Act,
         (c) Insurance  Company as defined  in  Section  3(a)(19)  of  the  Act,
         (d) Investment Company registered under Section 8 of the Investment Company Act,
         (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
         (f) Employee Benefit Plan,  Pension Fund which is
             subject to the provisions of the Employee Retirement Income
             Security Act  of  1974  or  Endowment   Fund;
             see 13d-1(b)(1)(ii)(F),
         (g) Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G);  see  Item 7,
         (h)  Group,  in  accordance  with  Rule 13d-1(b)(1)(ii)(H).

         Not applicable

Item 4.  Ownership.

(a)      Amount beneficially owned:

As of December 31, 1999, Fund IV directly beneficially owned 2,237,789 Shares, which includes 117,691 shares of common stock issuable upon exercise of warrants. By virtue of the relationships described in this Statement, Holdings IV may be deemed to beneficially own the Shares directly beneficially owned by Fund IV.

         (b)      Percent of class:

          The 2,237,789 Shares directly beneficially held by Fund IV as of December 31, 1999 represent approximately 18.4% of the outstanding Shares.

          (c)     Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 2,237,789


                  (ii)  Shared power to vote or to direct the vote:     -0-

                  (iii) Sole power to dispose or to direct the disposition of:
                        2,237,789

                  (iv) Shared power to dispose or to direct the disposition of:
                       -0-

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable

Item 9.  Notice of Dissolution of Group.

                  Not applicable

Item 10.  Certification.

                  Not applicable

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 11, 2000
                                                     (Date)



                                                      /s/ Adam Goldman
                                                     -----------------
                                                     (Signature)

                                                     Adam  Goldman,  as  general
                                                     partner    of    Centennial
                                                     Holdings IV, L.P.,  general
                                                     partner of Centennial  Fund
                                                     IV, L.P.

                                                     (Name/Title)